FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
Commission File Number: 1-5318
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
KENNAMETAL THRIFT PLUS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kennametal Inc.
1600 Technology Way
P.O. Box 231
Latrobe, Pennsylvania 15650

KENNAMETAL THRIFT PLUS PLAN
INDEX TO FINANCIAL STATEMENTS
Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
the Kennametal Thrift Plus Plan
We have audited the accompanying statements of net assets available for benefits of the Kennametal Thrift Plus Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.
Pittsburgh, Pennsylvania
June 23, 2006

KENNAMETAL THRIFT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	December 31,	December 31,
	2005	2004
ASSETS
Cash	$53,159	$64,771

Receivables:
Participant contributions	$719,726	$86,746
Employer contributions	530,287	62,979

Total receivables	1,250,013	149,725

Investments:
Mutual Funds	$167,828,499	$125,201,227
Master Trust	93,731,688	66,647,347
Common/Collective Trusts	65,942,639	41,309,046
Kennametal Inc. Common Stock	50,529,710	34,239,395
Participant Loans	11,420,248	5,644,854

Total investments	389,452,784	273,041,869

NET ASSETS AVAILABLE FOR BENEFITS	$390,755,956	$273,256,365

The accompanying notes are an integral part of these statements.

KENNAMETAL THRIFT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005

2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Participant contributions	$18,503,528
Employer contributions, net of forfeitures	14,643,774
Dividends and interest	13,729,643
Net appreciation of investments	6,109,282

Total additions	52,986,227

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	24,367,689
Loan distributions	38,824
Administrative fees	8,699

Total deductions	24,415,212

NET INCREASE BEFORE TRANSFER OF ASSETS	28,571,015

Transfers from other Kennametal Plans	88,928,576

NET INCREASE	117,499,591

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	273,256,365

End of year	$390,755,956

The accompanying notes are an integral part of these statements.

KENNAMETAL THRIFT PLUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF PLAN
The following general description of the Kennametal Thrift Plus Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the plan document for complete information.
The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried, hourly and union employees of Kennametal Inc. and certain subsidiaries (the Company) and to provide a method to supplement their retirement income benefits. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan also provides for Company contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan Sponsor.
ADMINISTRATION OF THE PLAN — The management of the Company has the authority and responsibility for the general administration of the Plan. Putnam Fiduciary Trust Company served as the Trustee of the Plan and Putnam Investments functioned as the recordkeeper for the Plan through September 30, 2005. Effective October 1, 2005, Fidelity Management Trust Company functions as the trustee and Fidelity Investments Institutional Operations Company functions as the recordkeeper.
ELIGIBILITY — All employees become eligible to participate in the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.
Effective July 1, 2005, Kennametal terminated the participation of 1,835 participants in the Kennametal Retirement Income Savings Plan, 15 participants in the Hanita Cutting Tools Inc. 401k Profit-Sharing Plan, and 49 participants in the Circle Machine Company Profit Sharing Plan, which are or were other defined contribution plans sponsored by the Company. On that effective date, these participants became participants in the Plan. The individual employee accounts for these participants transferred to the Plan in a trustee to trustee transfer in October 2005.
VESTING — Employee contributions are fully vested. Employer matching contributions cliff vest after the third anniversary of the participant’s employment date. At December 31, 2005, forfeited nonvested accounts totaled $200,313. These amounts will be used to reduce future employer contributions. In 2005, forfeited nonvested accounts were not used to reduce employer contributions. The accounts of the participants that transferred to the Plan in October 2005 were immediately vested, regardless of their years of service.

PARTICIPANT ACCOUNTS — A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.
CONTRIBUTIONS — The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 1% to 20% of the employee’s eligible wages, which include base salary, overtime, shift differential pay and incentive compensation. Highly compensated employees are limited to contributing 8% pre-tax and 4% after-tax of their eligible wages. Employees who are age 50 or older and who exceed the annual dollar limit under the law or the Plan, are eligible to make Catch-Up contributions. Newly hired non-union employees are automatically enrolled at 3%. Employee contributions up to 6% are matched at 50%. The maximum employer matching contribution is 3%.
The participants can elect to have their contributions invested in the different investment funds available under the plan. Currently, the Plan offers 10 mutual funds, 8 common/collective trusts, Kennametal Inc. common stock and a Master Trust. Employer matching contributions are made concurrently with participant contributions and solely in Kennametal Inc. common stock. These employer matching contributions can be transferred to other investment options at any time at the participant’s election.
In connection with certain changes to the Kennametal Inc. Retirement Income Plan, a Company-sponsored defined benefit pension plan, certain employees are no longer eligible to participate in that plan. These employees are eligible to participate in the Plan and receive a fixed Basic contribution equal to 3% of the employee’s eligible compensation and an additional Discretionary contribution from 0% up to 3% depending on the Company’s fiscal year performance. The Basic and Discretionary contributions may be invested in any investment fund available under the Plan.
DISTRIBUTIONS — Distributions to participants due to disability, retirement, or death are payable in either a lump sum or periodic payments for a period not to exceed ten (10) years at the participant’s election. If a participant’s vested interest in his or her account exceeds $1,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.
In addition, while still employed, participants may withdraw after-tax employee contributions, rollover contributions and pre-tax employee contributions if over age 59.5 at any time. Vested Company contributions and pre-tax employee contributions if under 59.5 may be withdrawn only for specific hardship reasons.
PARTICIPANT LOANS — A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions. The maximum term permissible for a general purpose loan is 5 years and 30 years for a residential loan. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. Interest rates on participant loans ranged from 5.0% to 10.5% at December 31, 2005. Participant loans outstanding at December 31, 2005 have maturity dates ranging from 2006 to 2032.
INVESTMENTS — Participants direct their contributions and the Company Basic and Discretionary contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds available under the Plan. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate.

Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds.
In addition, during the year ended December 31, 2005, participants were able to direct their contributions to certain other investment options. Amounts held in the discontinued investment options were converted to available investment options with similar investment objectives.
2.	ACCOUNTING POLICIES
BASIS OF ACCOUNTING — The financial statements of the Plan are maintained on the accrual basis of accounting.
INVESTMENTS — Investment transactions are recorded on a trade date basis. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans”. INVESCO Institutional, Inc. reported that all the investment contracts held in the Master Trust under the Stable Value Fund (see Note 4) are fully benefit-responsive. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued at the net asset value of units held by the Plan at year-end. Investments in common stock are valued at their quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.
PAYMENT OF BENEFITS — Benefit payments are recorded as distributed.
INVESTMENT INCOME — Interest and dividend income are recorded in the period earned.
NET APPRECIATION — Net appreciation of investments is comprised of unrealized gains and losses due to the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions which represents the difference between proceeds received and average cost.
Net appreciation for the year ended December 31, 2005 was as follows:

2005
Kennametal Inc. Common Stock Fund	$1,919,426
Common/Collective Trusts	(119,442)
Mutual Funds	4,309,298

Total	$6,109,282

PLAN EXPENSES — Investment management fees and certain other administrative fees were paid by the Plan. Investment management fees are included as a reduction in the income of the fund.
RECENT ACCOUNTING PRONOUNCEMENTS — In December 2005, the FASB issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which affects defined contribution pension plans that hold fully benefit-responsive investment contracts. This FSP, which is effective for plan years ending after December 15, 2006, amends SOP 94-4 with respect to the definition of fully-benefit responsive and the presentation and disclosure of fully benefit-responsive investment contracts. Under this FSP defined contribution pension plans that hold fully benefit-responsive investment contracts will be required to report all investments at fair value. The difference between contract value and fair value will be reported on the statement of net assets available for benefits and upon implementation will require retroactive application to all prior periods presented. The adoption of this FSP will not have a significant effect on the Plan’s financial statements.
USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.	INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS
The values of individual investments that represent five percent or more of the Plan’s total net assets as of December 31, 2005 and 2004 were as follows:

	2005	2004

Stable Value Fund	$93,731,688	$66,647,347
Kennametal Inc. Common Stock Fund	50,529,710	34,239,395
MSIFT Mid Cap Growth Fund	37,525,741	—
Fidelity Capital Appreciation Fund	33,540,158	—
Hotchkis & Wiley Large Cap Value Fund	25,710,108	—
Putnam Voyager Fund	—	35,311,830
Artisan Mid Cap Fund	—	26,372,296
Putnam Fund for Growth & Income	—	17,419,652
Fidelity Freedom 2015 Fund	24,649,155	—
Putnam Freedom 2015	—	15,836,316
4.	MASTER TRUST
A portion of the Plan’s investments are held in a Master Trust which was established for the investment of assets of the Plan and two other Company-sponsored defined contribution plans. Each plan has an undivided interest in the underlying assets of the Master Trust. The assets of the Master Trust are held by Invesco. (Trustee). At December 31, 2005 and 2004, the Plan’s interest in the Master Trust was 82.3 percent and 61.9 percent, respectively. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. The underlying assets of the Master Trust include benefit-responsive investment contracts (the contracts). The crediting interest rates on the contracts ranged from 0.7 percent to 6.0 percent and 0.2 percent to 6.3 percent at December 31, 2005 and 2004, respectively. The average yields on the contracts ranged from 3.3 percent to 7.2 percent and 2.2 percent to 7.1 percent for the years ended December 31, 2005 and 2004.
Investments at contract value held by the Master Trust at December 31, 2005 and 2004 are as follows:

	December 31,
	2005	2004

Short Term Investments	$1,009,726	$2,094,328
Insurance Investment Contracts	2,627,021	4,724,430
Synthetic Investment Contracts
Underlying Assets:
Common / Collective Trusts	106,871,301	97,846,614
Insurance Separate Account	—	2,929,465
Treasury Obligations	3,014,024	2,325,727
Cash	50,000	49,667
Synthetic Wrapper Agreement	399,103	(2,237,551)

Investments	$113,971,175	$107,732,680

The fair value of all investment contracts was $113,582,155 and $110,065,631 at December 31, 2005 and 2004, respectively.
Total investment income for the Master Trust was $4,968,240 for the year ended December 31, 2005.
5.	TAX STATUS
The Internal Revenue Service has determined and informed the plan sponsor by a letter dated December 16, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Code.
6.	PLAN TERMINATION
Although it has not expressed any intent to do so, Kennametal Inc. has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.
7.	RELATED PARTY TRANSACTIONS
Certain investments of the Plan are mutual funds managed by Fidelity Investments. The trustee of the Plan is Fidelity Management Trust Company and, therefore, these transactions qualify as party-in-interest transactions.
One of the investment fund options available to participants contains stock of Kennametal Inc., the plan sponsor. The Plan held 989,988 and 687,953 shares of the Company’s Common Stock at December 31, 2005 and 2004, respectively. As a result, transactions related to this investment fund qualify as party-in-interest transactions.

KENNAMETAL THRIFT PLUS PLAN
PLAN NUMBER: 002
KENNAMETAL INC.
EIN: 25-0900168
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

				Fair
(a)	(b)Issuer	(c)Description	(d)Cost	(e)Value

		Mutual Funds

	Morgan Stanley	MSIFT Mid Cap Growth Portfolio		$37,525,741
*	Fidelity	Fidelity Capital Appreciation Fund		33,540,158
	Hotchkis & Wiley	H&W Large Cap Value Fund		25,710,108
	American Funds	American Funds EuroPacific Growth Fund		16,632,222
	Vanguard	Vanguard Institutional Index Fund		15,764,913
	Lord Abbett	Lord Abbett Small Cap Value Fund		14,443,846
	Morgan Stanley	MSIF Small Company Growth Portfolio		7,818,958
	Hotchkis & Wiley	H&W Mid Cap Value Fund		7,584,422
	Vanguard	Vanguard Total Bond Market Index Fund		5,696,985
	Franklin Templeton	Templeton Foreign Fund		3,111,146

		Total Mutual Funds		167,828,499

		Common/Collective Trusts

*	Fidelity	Fidelity Freedom 2015 Fund		24,649,155
*	Fidelity	Fidelity Freedom 2025 Fund		11,363,372
*	Fidelity	Fidelity Freedom 2020 Fund		7,033,539
*	Fidelity	Fidelity Freedom 2010 Fund		6,958,508
*	Fidelity	Fidelity Freedom Income Fund		6,811,019
*	Fidelity	Fidelity Freedom 2030		4,095,118
*	Fidelity	Fidelity Freedom 2035		2,789,120
*	Fidelity	Fidelity Freedom 2040		2,242,808

		Total Common / Collective Trusts		65,942,639

		Master Trust

	Invesco	Stable Value Fund		93,731,688

		Kennametal Inc. Common Stock

*	Kennametal	Kennametal Inc. Common Stock Fund		50,529,710

		Loans to Participants

	Participant Loans	5.0% to 10.5%		11,420,248

		Total Investments		$389,452,784

*	Party-in-interest, for which a statutory exemption exists.

SIGNATURES
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

KENNAMETAL THRIFT PLUS PLAN
Date: June 28, 2006	By:	/s/ Veronica McDonough
Veronica McDonough
Plan Administrator